UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

____________________

Handy & Harman Ltd.

(Name of Subject Company (Issuer))

____________________

STEEL PARTNERS HOLDINGS L.P.

and

Handy Acquisition Co.,

its wholly owned subsidiary

(Names of Filing Persons (Offerors))

____________________

SPH Group Holdings LLC

SPH Group LLC

STEEL PARTNERS HOLDINGS GP INC.

WARREN G. LICHTENSTEIN

Jack L. Howard

(Names of Filing Persons (Other Persons))

____________________

Common Stock, par value $0.01 Per Share

(Title of Class of Securities)

____________________

410315105

(CUSIP Number of Class of Securities)

____________________

Jack L. Howard

Steel Partners Holdings GP Inc.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

____________________

With a copy to:

Steve Wolosky, Esq.

Michael R. Neidell, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

____________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$119,526,394	$13,854

*

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $32.65, the average of the high and low sales prices per share of Handy & Harman Ltd. common stock on July 18, 2017, as reported on the Nasdaq Capital Market, and (ii) 3,660,839, the estimated number of shares of Handy & Harman Ltd. common stock to be exchanged in the offer and the merger for the transaction consideration.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001159 multiplied by the estimated transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $13,854	Filing Party: Steel Partners Holdings L.P.
Form or Registration No.: Form S-4	Date Filed: July 19, 2017

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☒	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Steel Partners Holdings L.P., a Delaware limited partnership (“SPLP”), and Handy Acquisition Co., a Delaware corporation and a wholly owned subsidiary of SPLP (“Merger Sub”). This Schedule TO relates to the offer by SPLP and Merger Sub to exchange for each outstanding share of common stock, par value $0.01 per share, of Handy & Harman Ltd., a Delaware corporation (“HNH” or the “Company”), not already owned by SPLP or any of its affiliated entities and which is validly tendered in the offer and not properly withdrawn, 1.484 6.0% Series A preferred units, no par value (the “SPLP preferred units”), of SPLP, together with cash in lieu of any fractional SPLP preferred units, without interest and less any applicable withholding taxes (subject to the terms and conditions set forth in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below), and together with any amendments or supplements thereto, the “Offer”). Capitalized terms used and not otherwise defined in this Schedule TO shall have the respective meanings assigned to such terms in the Prospectus/Offer to Exchange.

SPLP has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on July 19, 2017 relating to the Offer and the SPLP preferred units to be issued to holders of shares of HNH common stock validly tendered into the Offer and not properly withdrawn (as it may be amended from time to time, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement and filed as Exhibit (a)(4) hereto (as it may be amended from time to time, the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal, which will be filed as Exhibit (a)(1)(A) hereto (as it may be amended from time to time, the “Letter of Transmittal”). Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by SPLP or Merger Sub, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 13 of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary Term Sheet” and “Questions and Answers About The Offer” is incorporated into this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The subject company of the Offer is Handy & Harman Ltd., a Delaware corporation. The address and telephone number of HNH’s principal executive offices is 590 Madison Avenue, 32nd Floor, New York, New York 10022, (212) 520-2300.

(b)  As of July 17, 2017, there were 12,221,431 shares of HNH common stock, $0.01 par value per share, issued and outstanding, of which 3,660,839 shares were owned by stockholders other than SPLP or any of its affiliated entities and subject to the Offer.

(c) The information set forth in the section of the Prospectus/Offer to Exchange entitled “Comparative Market Price and Dividend Matters” is incorporated into this Schedule TO by reference.

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 Item 3. Identity and Background of Filing Person.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies — SPLP,” “The Companies — Merger Sub,” “The Companies — Steel Holdings GP,” “The Companies — SPHG,” “The Companies — SPHG Holdings,” “The Companies — Warren G. Lichtenstein,” “The Companies — Jack L. Howard,” “The Companies — Information Regarding Directors and Executive Officers of the Purchaser Group,” and Annex D of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Steel Holdings GP and Merger Sub and Transactions of the Purchaser Group in Securities of HNH” is incorporated into this Schedule TO by reference.

Item 4. Terms of the Transaction.

The information set forth in the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference, including the sections of the Prospectus/Offer to Exchange entitled “Summary Term Sheet,” “Special Factors,” “Exchange Offer Procedures,” “Merger Agreement,” “Material U.S. Federal Income Tax Consequences,” and “Comparison of Securityholders’ Rights,” Annex A of the Prospectus/Offer to Exchange entitled “Merger Agreement,” and Annex B of the Prospectus/Offer to Exchange entitled “Sixth Amended and Restated Agreement of Limited Partnership of SPLP” is incorporated into this Schedule TO by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “Special Factors — Background of the Offer; Past Contacts or Negotiations with the Company,” “Special Factors — The Purchaser Group’s Reasons for the Offer and the Merger,” “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH,” “Special Factors — Interests of Certain Persons in the Offer and the Merger,” “Special Factors — Certain Relationships with HNH,” and “Merger Agreement” is incorporated into this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “ Special Factors — General,” “Special Factors — Background of the Offer; Past Contacts or Negotiations with the Company,” “Special Factors — The Purchaser Group’s Reasons for the Offer and the Merger,” “Special Factors — Plans for HNH,” “Exchange Offer Procedures — Effect of the Offer on the Market for HNH Common Stock,” “Exchange Offer Procedures — Nasdaq Listing,” and “Merger Agreement” is incorporated into this Schedule TO by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Ownership of SPLP Preferred Units After the Offer and the Merger,” “Special Factors — Interests of Certain Persons in the Offer and the Merger,” “Exchange Offer Procedures — Procedures for Tendering,” and “Merger Agreement — Conditions to the Offer” is incorporated into this Schedule TO by reference.

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Item 8. Interest in Securities of the Subject Company.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Certain Relationships with HNH,” “The Companies — SPLP,” “The Companies — Merger Sub,” “The Companies — Steel Holdings GP,” “The Companies — SPHG,” “The Companies — SPHG Holdings,” “The Companies — Warren G. Lichtenstein,” “The Companies — Jack L. Howard,” “Security Ownership of Certain Beneficial Owners and Management of HNH,” and Annex D of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Steel Holdings GP and Merger Sub and Transactions of the Purchaser Group in Securities of HNH” is incorporated into this Schedule TO by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Fees and Expenses” and “Exchange Offer Procedures — Fees and Commissions” is incorporated into this Schedule TO by reference.

Item 10. Financial Statements.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Historical Consolidated Financial Data of SPLP,” “Selected Historical Consolidated Financial Data of HNH,” “Selected Unaudited Pro Forma Condensed Combined Financial Data - SPLP,” “Selected Unaudited Pro Forma Condensed Combined Financial Data - HNH,” “Unaudited Comparative Per Share Data,” “Unaudited Pro Forma Condensed Combined Financial Information of SPLP,” “Unaudited Pro Forma Condensed Combined Financial Information of HNH,” and “Where to Obtain Additional Information” is incorporated into this Schedule TO by reference.

Item 11. Additional Information.

The information set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A) +	Form of Letter of Transmittal.

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

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(a)(5)(A)	Press Release issued by Steel Partners Holdings L.P., dated March 6, 2017, announcing its proposal to acquire the remaining outstanding shares of Handy & Harman Ltd. common stock it does not own (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Steel Partners Holdings L.P. on March 7, 2017).

(a)(5)(B)	Press Release issued by Steel Partners Holdings L.P., dated June 26, 2017, announcing the definitive agreement to acquire the remaining outstanding shares of Handy & Harman Ltd. common stock it does not own (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Steel Partners Holdings L.P. on June 26, 2017).

(b)	Not applicable.

(d)	Agreement and Plan of Merger, dated as of June 26, 2017, by and among Handy & Harman Ltd., Steel Partners Holdings L.P. and Handy Acquisition Co. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Steel Partners Holdings L.P. on June 26, 2017).

(g)	Not applicable.

(h)	Not applicable.

_______________

+ To be filed by amendment.

* Filed herewith.

Item 13. Information Required by Schedule 13E-3.

The following sets forth the information required by Schedule 13E-3 that has not previously been set forth in Items 1 through 12 above.  The information set forth in the Prospectus/Offer to Exchange is incorporated by reference to the items required by Schedule 13E-3.

Item 2.                 Subject Company Information.

(d) Dividends: The information set forth in the section of the Prospectus/Offer to Exchange entitled “Comparative Market Price and Dividend Matters” is incorporated into this Schedule TO by reference.

(e) Prior Public Offerings: Not applicable.

(f) Prior Stock Purchases: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Purchase of Equity Securities,” “Special Factors — Certain Relationships With HNH,” and Annex D of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Steel Holdings GP and Merger Sub and Transactions of the Purchaser Group in Securities of HNH” is incorporated into this Schedule TO by reference.

Item 4.                 Terms of the Transaction.

(c) Different Terms: Not applicable.

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(d) Appraisal Rights: The information set forth in the section of the Prospectus/Offer to Exchange entitled “Special Factors — Dissenters’ Rights” is incorporated into this Schedule TO by reference.

(e) Provisions for Unaffiliated Security Holders: The information set forth in the section of the Prospectus/Offer to Exchange entitled “Special Factors — Provisions for Unaffiliated Security Holders” is incorporated into this Schedule TO by reference.

(f) Eligibility for Listing or Trading: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Stock Exchange Listing,” and “Special Factors — Resale of SPLP Preferred Units” is incorporated into this Schedule TO by reference.

Item 5.                 Past Contacts, Transactions, Negotiations and Agreements.

(c), (e) Negotiations or Contacts; Agreements Involving the Subject Company’s Securities: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Background of the Offer; Past Contacts or Negotiations with the Company,” Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH,” “Special Factors — Interests of Certain Persons in the Offer and the Merger,” “Special Factors — Certain Relationships With HNH,” and “Merger Agreement” is incorporated into this Schedule TO by reference.

Item 6.                 Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — General,” “Special Factors — Plans for HNH,” and “Merger Agreement” is incorporated into this Schedule TO by reference.

(c)(8) Plans: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Exchange Offer Procedures — Nasdaq Listing” and “Exchange Offer Procedures — Registration Under the Exchange Act” is incorporated into this Schedule TO by reference.

Item 7.                 Purposes, Alternatives, Reasons and Effects.

(a) Purposes: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — General,” “Special Factors — The Purchaser Group’s Reasons for the Offer and the Merger,” “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH,” and “Special Factors — Plans for HNH” is incorporated into this Schedule TO by reference.

(b) Alternatives: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Background of the Offer; Past Contacts or Negotiations with the Company,” “Special Factors — The Purchaser Group’s Reasons for the Offer and the Merger,” and “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH” is incorporated into this Schedule TO by reference.

(c) Reasons: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — General,” “Special Factors — The Purchaser Group’s Reasons for the Offer and the Merger,” “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH,” and “Special Factors — Position of the Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated into this Schedule TO by reference.

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(d) Effects: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — General,” “Special Factors — Plans for HNH,” “Merger Agreement,” “Exchange Offer Procedures — Effect of the Offer on the Market for HNH Common Stock,” “Exchange Offer Procedures — Nasdaq Listing,” “Exchange Offer Procedures — Registration Under the Exchange Act,” “Exchange Offer Procedures — Margin Regulations,” and “Material U.S. Federal Income Tax Consequences” is incorporated into this Schedule TO by reference.

Item 8.                 Fairness of the Transaction.

 (a) Fairness: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH” and “Special Factors — Position of the Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated into this Schedule TO by reference.

(b) Factors Considered in Determining Fairness: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH,” “Special Factors — Position of the Purchaser Group Regarding Fairness of the Offer and the Merger,” and “Special Factors — Opinion of the Financial Advisor to the Company Special Committee” is incorporated into this Schedule TO by reference.

 (c) Approval of Security Holders: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH,” “Special Factors — Position of the Purchaser Group Regarding Fairness of the Offer and the Merger,” and “Exchange Offer Procedures — No Stockholder Approval of Merger” is incorporated into this Schedule TO by reference.

(d) Unaffiliated Representative: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Background of the Offer; Past Contacts or Negotiations with the Company,” “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH,” and “Special Factors — Opinion of the Financial Advisor to the Company Special Committee” is incorporated into this Schedule TO by reference.

(e) Approval of Directors: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Background of the Offer; Past Contacts or Negotiations with the Company” and “Special Factors — HNH’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of HNH” is incorporated into this Schedule TO by reference.

(f) Other Offers: Not applicable.

Item 9.             Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Opinion of the Financial Advisor to the Company Special Committee” and “Special Factors — Evaluation Report of the Financial Advisor to the Purchaser Group” is incorporated into this Schedule TO by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Opinion of the Financial Advisor to the Company Special Committee” and “Special Factors — Evaluation Report of the Financial Advisor to the Purchaser Group” is incorporated into this Schedule TO by reference.

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(c) Availability of Documents: The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested HNH stockholder or representative of any such interested stockholder who has been so designated in writing.

Item 10.                      Source and Amounts of Funds or Other Consideration.

(c) Expenses: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Fees and Expenses” and “Exchange Offer Procedures — Fees and Commissions” is incorporated into this Schedule TO by reference.

Item 12.                      The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction: The information set forth in the section of the Prospectus/Offer to Exchange entitled “Merger Agreement” is incorporated into this Schedule TO by reference.

(e) Recommendations of Others: None.

Item 13.                      Financial Statements.

(a) Financial Information: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Historical Consolidated Financial Data of HNH,” “Unaudited Comparative Per Share Data,” and “Where To Obtain Additional Information” is incorporated into this Schedule TO by reference.

(b) Pro Forma Information: The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Unaudited Pro Forma Condensed Combined Financial Data - SPLP,” “Selected Unaudited Pro Forma Condensed Combined Financial Data - HNH,” “Unaudited Pro Forma Condensed Combined Financial Information of SPLP,” “Unaudited Pro Forma Condensed Combined Financial Information of HNH,” “Unaudited Comparative Per Share Data,” and “Where To Obtain Additional Information” is incorporated into this Schedule TO by reference.

Item 14.                      Persons/Assets, Retained, Employed, Compensated or Used.

(b) Employees and Corporate Assets. None.

Item 15.                      Additional Information.

(b)  The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Special Factors — Interests of Certain Persons in the Offer and the Merger” and “Special Factors” is incorporated into this Schedule TO by reference. The information contained in the Exhibits referred to in Item 16 below is incorporated into this Schedule TO by reference.

Item 16.                      Exhibits.

Exhibit No.	Description

(a)(2)+	Schedule 14D-9.

(a)(3)	Not applicable.

8

(b)	Not applicable.

(c)(1)	Opinion of Duff & Phelps, LLC (incorporated by reference to Annex C to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(c)(2)*	Evaluation report prepared by Corporate Fuel Securities, LLC, for discussion with the Audit Committee of the Board of Directors of Steel Partners Holdings GP Inc., dated June 21, 2017.

(f)+	The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information – Appraisal Rights” and “Annex B – Section 262 of the Delaware General Corporation Law.”

(g)	Not applicable.

______________

+ To be filed by amendment.

* Filed herewith.

9

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 19, 2017	STEEL PARTNERS HOLDINGS, L.P.

	By:	Steel Partners Holdings GP Inc.
General Partner

	By:	/s/ Jack L. Howard
		Name:	Jack L. Howard
		Title:	President

HANDY ACQUISITION CO.

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc.
Manager

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc.
Managing Member

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

/s/ Warren G. Lichtenstein
WARREN G. LICHTENSTEIN

/s/ Jack L. Howard
JACK L. HOWARD

10

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)+	Form of Letter of Transmittal.

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(2)+	Schedule 14D-9.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(5)(A)	Press Release issued by Steel Partners Holdings L.P., dated March 6, 2017, announcing its proposal to acquire the remaining outstanding shares of Handy & Harman Ltd. common stock it does not own (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Steel Partners Holdings L.P. on March 7, 2017).

(a)(5)(B)	Press Release issued by Steel Partners Holdings L.P., dated June 26, 2017, announcing the definitive agreement to acquire the remaining outstanding shares of Handy & Harman Ltd. common stock it does not own (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Steel Partners Holdings L.P. on June 26, 2017).

(b)	Not applicable.

(c)(1)	Opinion of Duff & Phelps, LLC (incorporated by reference to Annex C to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(c)(2)*	Evaluation report prepared by Corporate Fuel Securities, LLC, for discussion with the Audit Committee of the Board of Directors of Steel Partners Holdings GP Inc., dated June 21, 2017.

(d)	Agreement and Plan of Merger, dated as of June 26, 2017, by and among Handy & Harman Ltd., Steel Partners Holdings L.P. and Handy Acquisition Co. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Steel Partners Holdings L.P. on June 26, 2017).

(f) +	The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information – Appraisal Rights” and “Annex B – Section 262 of the Delaware General Corporation Law.”

(g)	Not applicable.

(h)	Not applicable.

______________

+ To be filed by amendment.

* Filed herewith.